Contact

www.linkedin.com/in/alex-
bartholomew-albartross (LinkedIn)
www.albartross.com (Company)
www.footwearfriends.org.uk/
awards-past.php (Other)

Top Skills

Visual Merchandising
footwear design
Business Development

Alex Bartholomew

Founder / Creative Director at Royal Albartross
London, England, United Kingdom

Summary

I am a designer and businesswoman who is passionate about
quality, luxury goods and craftsmanship. In founding the golf brand:
Royal Albartross, we have been able to offer design-led golf shoes
and accessories that hold their value and are built to last. I initially
set out to design golf shoes for the golfing connoisseur who valued
something different and of outstanding comfort and quality. We
have gone on to develop luxury lifestyle accessories- belts, wallets,
bags, holdalls- that transition well from #linkstolife. Several years
later, we are fortunate to count some of the worlds top golf clubs as
our partner retailers and we have a growing base of stylish global
customers.

Experience

Royal Albartross
12 years 8 months

Founder/ Creative Director
January 2018 - Present (6 years 8 months)
London, England, United Kingdom

As Founder and Creative Director at Royal Albartross, I am responsible
for the creative direction & design, or design strategy of the brand. Having
managed and driven all of the business for many years, I have now focused
my energy on the creative direction of the brand, and less of everything else. I
am fortunate to have very capable colleagues who allow me to get on with the
bits I love and be a mum to my two little boys! Royal Albartross is a luxury golf
shoe and lifestyle accessories company, designed in Britain and handmade
in Italy & Portugal. Our collections have been featured in Wall Street Journal,
GQ, Esquire and we have a loyal customer following across the United States,
Europe & Asia.

Primarily, I focus my energy on new product development from design to
production and the entire look and feel of the brand, from packaging to

direction for photoshoots, trade show booth design, concepts for marketing materials, B2C and B2B materials and POS.

I have creative input and play an ambassadorial role for the business, part managing a global team of staff, as well as working closely with agents & agency leadership (PR, Digital Marketing & Media) to further grow the business. My goal is to keep the creative vision true to where we want to go as a brand.

The team is small but the brand is growing at an exciting pace and I feel lucky to have turned a passion project into a business where I get to work with, and meet, really brilliant and lovely people.

Founder / Head Designer
January 2012 - January 2018 (6 years 1 month)
London, England, United Kingdom

Miss Etam
Freelance Fit/Tech Assistant
2011 - 2012 (1 year)

All Saints Spitalfields
Freelance Senior Product Technologist – Mens & Womens Accessories & Shoes
May 2009 - September 2009 (5 months)

Offshore Procurement Services
Account Manager Wholesale Footwear Department
August 2008 - February 2009 (7 months)

Shubiz Ltd
Product Technologist
April 2008 - August 2008 (5 months)

Mercator Manufacturing Ltd
Production Manager
2007 - 2008 (1 year)

Burberry
Technologist/ Consultant Spec Writer- Luxury Handbags- Prorsum
August 2006 - April 2007 (9 months)

Consulted on behalf of BLC, Northampton

LK Bennett
QC Manager
December 2004 - August 2006 (1 year 9 months)

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Education

University of Brighton
BA Hons Fashion and Textile Design, Fashion Textiles, Woven,
2:1 · (1997 - 2001)

London College of Fashion, Cordwainers College
Footwear and Design Summer School, Footwear Design and
Making · (2002 - 2002)

University of Hertfordshire
Btec Foundation Art & Design, Fashion, textiles, Sculpture, Graphics, Life
Drawing, CAD, · (1997 - 1998)

St Stithians
A-Levels & Unisa 1st Yr, Art, English, Philosophy · (1997 - 1997)

Roedean School SA
High School, Art, English, Drama, Maths, Geography &
Afrikaans · (1993 - 1996)